CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three and six months ended June 30, 2016 and 2015

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CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION
(Expressed in thousands of United States dollars) – Unaudited

		June 30,	December 31,
	Notes	2016	2015
ASSETS
Current
Cash and cash equivalents	7	$151,707	$108,667
Trade and other receivables	8	68,167	43,234
Inventories	9	103,464	70,080
Other		7,177	6,220
		330,515	228,201
Non-current
Mineral interests and plant and equipment	10	2,408,747	1,674,512
Sales tax and other receivables		49,463	37,404
Restricted cash		4,758	2,500
Deferred tax asset		881	2,376
Goodwill	10a	187,376	57,468
		2,651,225	1,774,260
Total Assets		$2,981,740	$2,002,461
LIABILITIES
Current
Accounts payable and accrued liabilities	11	$110,712	$99,748
Debt	12	35,000	35,000
Lease obligations	13	17,083	6,151
Income tax payable		9,061	9,981
Other		2,819	-
		174,675	150,880
Non-current
Lease obligations	13	14,875	7,711
Reclamation provision	14	60,780	39,524
Deferred tax liability		183,154	134,641
Other		11,175	5,674
Total Liabilities		444,659	338,430
SHAREHOLDERS’ EQUITY
Share capital	18e	2,767,063	1,914,676
Share-based payment reserve	18	17,561	19,372
Deficit		(247,543)	(270,017)
Total Shareholders’ Equity		2,537,081	1,664,031
Total Liabilities and Shareholders’ Equity		$2,981,740	$2,002,461

Commitments, Contingencies and Events after the reporting period (notes 24b, 26 and 27)

APPROVED BY THE DIRECTORS

“Dan Rovig”	“Kevin McArthur”
Dan Rovig	Kevin McArthur
INDEPENDENT LEAD DIRECTOR	CEO and EXECUTIVE CHAIR

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	1

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF OPERATIONS AND TOTAL COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of United States dollars, except per share and share information) – Unaudited

		Three Months Ended		Six Months Ended
			June 30,		June 30,
	Notes	2016	2015	2016	2015
Revenues	15, 22	$228,251	$133,812	$360,384	$219,094
Operating costs
Production costs	16	92,243	78,508	151,254	102,452
Royalties	22	9,237	14,176	10,156	21,173
Depreciation and depletion	22	36,740	21,432	54,332	30,757
Total operating costs		138,220	114,116	215,742	154,382
Mine operating earnings		90,031	19,696	144,642	64,712

Other operating expenses
Exploration		2,360	2,019	2,737	2,534
General and administrative	17	22,649	15,062	30,528	20,875
Total other operating expenses		25,009	17,081	33,265	23,409
Earnings from operations		65,022	2,615	111,377	41,303

Other (income) expense
Interest income		(1,720)	(28)	(2,761)	(28)
Interest expense		886	1,262	2,759	2,160
Loss on debenture conversion	6	32,304	-	32,304	-
Foreign exchange gain		(1,259)	(563)	(3,446)	(731)
Other income		(823)	(204)	(749)	(67)
Total other (income) expense		29,388	467	28,107	1,334

Earnings before income taxes		35,634	2,148	83,270	39,969
Current income tax expense	19	18,668	15,503	32,121	22,251
Deferred income tax expense (benefit)	19	224	(4,016)	(3,401)	(4,833)
Earnings (loss) and total comprehensive income (loss)		$16,742	$(9,339)	$54,550	$22,551

Earnings (loss) per share
Basic	20	$0.05	$(0.04)	$0.20	$0.12
Diluted	20	$0.05	$(0.04)	$0.20	$0.12

Weighted average shares outstanding
Basic	20	305,984,711	226,509,658	267,333,149	187,396,606
Diluted	20	306,173,572	226,509,658	267,568,532	187,808,042

See accompanying notes to the condensed interim consolidated financial statements.

2	Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF CASH FLOWS
(Expressed in thousands of United States dollars) – Unaudited

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Notes	2016	2015	2016	2015
OPERATING ACTIVITIES
Net earnings (loss) for the period		$16,742	$(9,339)	$54,550	$22,551
Adjustments for:
Interest expense		1,608	1,262	3,481	2,160
Income tax expense	19	18,892	11,487	28,720	17,418
Financing fees		-	141	-	204
Items not involving cash:
Depreciation and depletion		38,672	21,483	56,786	31,088
Gain on disposition of plant and equipment		(204)	(35)	(193)	(35)
(Gain) loss on currency swap		(253)	357	(1,067)	357
Share-based payments	18	2,943	2,572	4,604	3,135
Shares issued as transaction costs		5,332	-	5,332
Unrealized foreign exchange (gain) loss		(621)	(318)	(495)	(426)
Loss on debenture conversion	6	32,304	-	32,304	-
Accretion		536	417	1,248	468
Cash provided by operating activities before changes in working capital		115,951	28,027	185,270	76,920
Changes in working capital	21	(62,048)	16,910	(88,956)	617
Cash provided by operating activities		53,903	44,937	96,314	77,537
Income taxes paid		(16,225)	(10,487)	(33,343)	(17,313)
Net cash provided by operating activities		37,678	34,450	62,971	60,224

INVESTING ACTIVITIES
Mineral interests additions	10	(39,480)	(28,725)	(66,886)	(39,360)
Cash acquired through acquisition	6	70,187	61,713	70,187	61,713
Net cash provided by investing activities		30,707	32,988	3,301	22,353

FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options		13,923	25,167	15,488	25,251
Borrowings on credit facility	12b	35,000	-	35,000	-
Repayments of loan	12a	(35,000)	(50,000)	(35,000)	(50,000)
Dividends paid to shareholders	20	(18,419)	(13,589)	(32,076)	(22,450)
Loan origination fees		(113)	(141)	(229)	(205)
Interest expense paid		(1,411)	(1,392)	(3,053)	(2,171)
Payments on finance leases		(4,178)	(1,603)	(5,747)	(1,635)
Other		471	-	471	-
Net cash used in financing activities		(9,727)	(41,558)	(25,146)	(51,210)

Effect of exchange rates on cash and cash equivalents		2,259	391	1,914	499
Increase in cash and cash equivalents		60,917	26,271	43,040	31,866
Cash and cash equivalents, beginning of period		90,790	85,951	108,667	80,356
Cash and cash equivalents, end of period	7	$151,707	$112,222	$151,707	$112,222

Supplemental cash flow information (note 21)

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	3

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars, except share information) – Unaudited

		Number of	Share
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2016		227,401,681	$1,914,676	$19,372	$(270,017)	$1,664,031
Net earnings		-	-	-	54,550	54,550
Shares issued under the Share Plan	18	229,000	3,399	(2,612)	-	787
Shares issued as transaction costs	6	455,019	5,332	-	-	5,332
Shares issued on acquisition of Lake Shore Gold	6	69,239,629	676,670	8,436	-	685,106
Shares issued on conversion of PSUs on acquisition of Lake Shore Gold	6	211,442	2,131	-	-	2,131
Shares issued on conversion and redemption of convertible debentures	6	10,733,675	137,997	-	-	137,997
Shares issued on exercise of stock options	18	2,402,867	26,858	(11,370)	-	15,488
Share-based payments	18	-	-	3,735	-	3,735
Dividends paid to shareholders	20	-	-	-	(32,076)	(32,076)
At June 30, 2016		310,673,313	$2,767,063	$17,561	$(247,543)	$2,537,081

		Number of	Share
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2015		147,644,671	$1,014,656	$11,793	$(148,389)	$878,060
Net earnings		-	-	-	22,551	22,551
Shares issued under the Share Plan	18	190,167	3,668	(2,938)	-	730
Shares issued on acquisition of Rio Alto		75,991,381	856,198	-	-	856,198
Shares issued on exercise of stock options	18	1,171,250	12,914	7,291	-	20,205
Shares issued on exercise of warrants		2,011,245	22,690	-	-	22,690
Share-based payments	18	-	-	2,393	-	2,393
Dividends paid to shareholders	20	-	-	-	(22,450)	(22,450)
At June 30, 2015		227,008,714	$1,910,126	$18,539	$(148,288)	$1,780,377

See accompanying notes to the condensed interim consolidated financial statements.

4	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in thousands of United States dollars, except as otherwise stated) - Unaudited
Three and six months ended June 30, 2016 and 2015

1.	OPERATIONS

Tahoe Resources Inc. (“Tahoe”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed interim consolidated financial statements (“interim financial statements”) include the accounts of Tahoe and its wholly owned subsidiaries (together referred to as the “Company”). The Company’s principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests in the Americas.

The Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

The Audit Committee of the Company’s Board of Directors authorized issuance of these interim financial statements on August 9, 2016.

2.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, certain disclosures required by IFRS have been condensed or omitted. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the years ended December 31, 2015 and 2014 (“consolidated financial statements”). The Company’s interim results are not necessarily indicative of its results for a full year.

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of measurement

These interim financial statements have been prepared using the same accounting policies and methods of application as those disclosed in note 3 to the Company’s consolidated financial statements, except as disclosed below and in note 4. The following accounting policies were expanded, adopted or applied as a result of the acquisition of Lake Shore Gold Corp. (“Lake Shore Gold”) on April 1, 2016 with no material impact to the Company’s interim financial statements:

i.	Note 3c) Basis of consolidation has been expanded to include investments in associates and joint ventures as follows:

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee. If the Company holds less than 20% of the voting power, other relevant factors are examined by the Company to determine whether it has significant influence.

Condensed Interim Consolidated Financial Statements	5

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The factors that may enable the exercise of significant influence include but are not limited to: the proportion of seats on the board being assigned to the Company; the nature of the business decisions that require unanimous consent of the directors; the ability to influence the operating, strategic and financing decisions; and the existing ownership composition regarding the Company’s ability to exercise significant influence.

ii.

Note 3h) Mineral interests, plant and equipment has been expanded to align the Company’s significant accounting policy for depreciation and depletion of mineral interests, plant and equipment with that of Lake Shore Gold as follows:

Upon declaration of commercial production, the carrying amounts of mineral interests are depleted using the unit-of-production method (“UOP”) over the estimated life of mine based on proven and probable mineral reserves and, if appropriate, the portion of mineral resources where it is considered highly probable that those mineral resources will be economically extracted. The Company considers the portion of mineral resources highly probable to be economically extracted (converted to reserves) as being that for which the drill program and interpretation of results are near completion and which are included in the current mine plan.

If commercial production commences prior to the determination of proven and probable mineral reserves, depletion is calculated based on the mineable portion of the resource as defined in the life of mine plan.

For the three months ended June 30, 2016, all of the Company’s operating mines were depleted using the UOP method over the estimated life of mine based on proven and probable reserves and the portion of resources expected to be converted to mineral reserves (depletion at Shahuindo began May 1, 2016, the commencement of commercial production) (three and six months ended June 30, 2015: all operating mines which included the Escobal and La Arena mines were depleted using the UOP method over the estimated life of mine based on proven and probable reserves).

iii.

Note 3l) Financial instruments has been expanded with descriptions of financial asset and liability groups and now includes financial assets at fair value through profit or loss and available for sale financial assets as follows:

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans and receivables, financial instruments at fair value through profit or loss (“FVTPL”), held-to-maturity, available for sale financial assets and other liabilities, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at fair value through profit or loss

Financial assets at FVTPL include financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. The Company holds warrants in certain public companies; the warrants are considered derivatives and measured at fair value, with changes in fair value at each period end recorded in net earnings (loss). Transaction costs are expensed as incurred.

6	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Available for sale financial assets

Available for sale (“AFS”) financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity in other comprehensive income until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in net earnings (loss). The Company has classified its investments in certain public companies as available-for-sale.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable. Loans and receivable are initially recognized at the transaction value and subsequently carried at amortized cost using the effective interest method. Gains and losses are recognized in the statement of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Other financial liabilities

Other financial liabilities, including borrowings, are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings (loss) when the liabilities are derecognized as well as through the amortization process. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.

Condensed Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in the statement of comprehensive income.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instruments that are measured subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been adversely impacted.

If an available for sale asset is impaired, the change in fair value is transferred to net earnings (loss) in the period, including cumulative gains or losses previously recognized in other comprehensive income or loss. Reversals of impairment in respect of equity instruments classified as available for sale are not recognized in net earnings (loss) but included in other comprehensive income.

iv.	Note 3u) Other comprehensive income (loss) has been added as follows:

Other comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profits such as unrealized gains and losses on financial assets classified as available for sale, net of income taxes and gains or losses on certain derivative instruments.

v.	Note 3v) IAS 19 – Employee benefits has been applied as follows:

The Company has a defined contribution pension plan which covers certain of the Company’s employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salaries to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the Company’s required contributions under the plan are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to profit or loss, or capitalized to mining interests for employees directly involved in the specific projects.

8	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

vi.	Note 3w) IAS 28 – Investments in associates and joint ventures has been applied as follows:

The Company’s investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of associates are recognized in net earnings (loss) during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in an associate. The Company determines at each statement of financial position date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in net earnings (loss). When a group entity transacts with an associate of the Company, profit and losses are eliminated to the extent of the Company’s interest in the relevant associate.

b)	Currency of presentation

The interim financial statements are presented in United States dollars (“USD”), which is the functional and presentation currency of the Company and all of its subsidiaries. Certain values are presented in Canadian dollars and described as CAD.

c)	Basis of consolidation

The accounts of the subsidiaries controlled by the Company are included in the interim financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The principal subsidiaries (operating mine sites and projects) of the Company and their geographic locations at June 30, 2016 are as follows:

			Mining Properties and
		Ownership	Development Projects
Direct Parent Company	Location	Percentage	Owned
Minera San Rafael, S.A.	Guatemala	100%	El Escobal mine
La Arena S.A.	Peru	100%	La Arena mine
Shahuindo S.A.C.	Peru	100%	Shahuindo mine
Lake Shore Gold Corp.	Canada	100%	Bell Creek mine,
(acquired April 1, 2016)		100%	Timmins West,
		100%	Thunder Creek,
		100%	144 Gap,
		100%	Fenn-Gib Project
Temex Resources Corp.	Canada	100%	Juby Project
(acquired April 1, 2016)		70%	Whitney Project

Intercompany assets, liabilities, equity, income, expenses and cash flows arising from intercompany transactions are eliminated in full on consolidation.

These interim financial statements also include the following investment in associate that is accounted for using the equity method.

Condensed Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

		Ownership
Associates	Location	Percentage	Business Activity
Northern Superior Resources	Canada	23.7%	Exploration

4.	CHANGES IN ACCOUNTING POLICIES AND STANDARDS

a)	Application of new or amended accounting standards effective January 1, 2016

i.	New or amended standards adopted in the Company’s interim financial statements.

The Company has evaluated the following new or amended IFRS standards and has applied them for periods beginning on or after January 1, 2016. The Company has determined there to be no material impact on the interim financial statements upon adoption:

•	IFRS 5 – Non-Current Assets Held For Sale and Discontinued Operations;
•	IFRS 7 – Financial Instruments: Disclosures;
•	IFRS 10 – Consolidated Financial Statements;
•	IFRS 11 – Joint Arrangements;
•	IFRS 12 – Disclosure of Interest in Other Entities;
•	IAS 1 – Presentation of Financial Statements;
•	IAS 16 – Property, Plant and Equipment;
•	IAS 28 – Investments in Associates and Joint Ventures;
•	IAS 34 – Interim Financial Reporting; and
•	IAS 38 – Intangible Assets.

b)	Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the three and six months ended June 30, 2016, and have not been applied in preparing these interim financial statements. The Company is currently evaluating the impact the following standards are expected to have on its consolidated financial statements:

i.	New or amended standards effective January 1, 2017.

•	IAS 7 – Statement of Cash Flows; and
•	IAS 12 – Income Taxes.

ii.	New or amended standards effective January 1, 2018 and thereafter.

•	IFRS 9 – Financial Instruments;
•	IFRS 15 – Revenue from Contracts with Customers; and
•	IFRS 16 – Leases.

5.	CRITICAL JUDGMENTS AND ESTIMATES IN APPLYING ACCOUNTING POLICIES

The preparation of interim financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements for the three months ended June 30, 2016 are consistent with those applied and disclosed in note 5 of the consolidated financial statements, except for the following critical judgment and estimate re-assessed as a result of the acquisition of Lake Shore Gold.

a)	Currency of presentation

The Company acquired a 100% interest in Lake Shore Gold Corp. (“Lake Shore Gold”) on April 1, 2016. The Company assessed the criteria and indicators under IFRS at the date of acquisition and determined the functional currency to be the USD. The functional currency is accounted for in accordance with IAS 21 – the effects of changes in exchange rates and was applied from the date of acquisition.

10	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

b)	Estimated material in the mineral reserves

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators. NI 43-101 lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. Management assesses the estimated mineral reserves and mineral resources used in the calculation of depletion at least annually, or whenever facts and circumstances warrant that an assessment should be made. Changes to estimates of mineral reserves and mineral resources and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change in future depletion rates.

Condensed Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

6.	BUSINESS COMBINATIONS

a)	Acquisition of 100% interest in Lake Shore Gold

Terms of the Business Combination

On April 1, 2016 (the “Acquisition Date”), the Company completed the previously announced acquisition of Lake Shore Gold pursuant to a statutory plan of arrangement (the “Arrangement”). The Arrangement was approved by shareholders of the Company and the shareholders of Lake Shore Gold on March 31, 2016 and received final court approval on April 1, 2016.

The Arrangement was completed pursuant to the terms of a definitive arrangement agreement dated February 8, 2016 between the Company and Lake Shore Gold (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, Lake Shore Gold became a wholly-owned subsidiary of the Company on April 1, 2016 and all of the issued and outstanding common shares of Lake Shore Gold (each a “Lake Shore Gold Share”) were transferred to the Company in consideration for the issuance by the Company of 0.1467 of a common share for each Lake Shore Gold Share (each whole common share a “Tahoe Share”).

In connection with the closing of the Arrangement, the Company issued an aggregate of 69,239,629 Tahoe Shares to the former shareholders of Lake Shore Gold. The Company authorized the issuance of up to an additional 1,621,877 Tahoe Shares issuable upon the exercise of former stock options to acquire Lake Shore Gold Shares.

Total consideration paid was based on the April 1, 2016 opening price of Tahoe Shares on the TSX of CAD$12.75 and a CAD to USD foreign exchange rate of 0.7665 and is comprised of the following:

	Shares
	Issued/Issuable	Consideration
Fair value estimate of the Tahoe share consideration	69,239,629	$676,670
Fair value estimate of the consideration for options(1)	1,621,877	8,436
Total consideration	70,861,506	$685,106

(1)

The fair value of the options was determined using the Black-Scholes option pricing model. Where applicable, the inputs and ranges used in the measurement of the fair value (CAD$) of the options are as follows:

Share price (CAD$) at April 1, 2016	$12.75
Exercise price (CAD$)	$2.79-25.97
Expected volatility	48.41%-62.60%
Expected life (years)	0.04-4.67
Expected dividend yield	2.46%
Risk-free interest rate	0.54-0.62%%
Fair value (CAD$)	$0.00-9.65
April 1, 2016 CAD$ to USD$ exchange rate	$0.77
Fair value (USD$)	$0.01-7.40

This acquisition has been accounted for as a business combination with Tahoe as the acquirer. As at the date of these interim financial statements, allocation of the purchase price has not been finalized as management is in the process of determining the fair values of identifiable assets and liabilities assumed, measuring the associated deferred income tax assets and liabilities, and determining the value of goodwill, if any.

The preliminary purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values:

Cash and cash equivalents	$70,187
Trade and other receivables	4,930
Inventories	13,774
Other current and non-current assets	3,876
Property, plant and equipment	174,747
Mineral interests and exploration potential	513,044
Goodwill(1)	129,908

Accounts payable, accrued liabilities and other(2)	(45,246)
Lease obligation	(16,589)
Reclamation provision	(5,601)
Convertible debentures	(105,693)
Deferred tax liability	(52,231)
Total net assets acquired	$685,106

(1)

Goodwill of $129,908 was recognized on the deferred tax liability generated on the business combination and the consideration in excess of the identified fair values of the assets acquired and the liabilities assumed. This excess was the result of the appreciation of Tahoe’s share price between the February 9, 2016 announcement of the share exchange ratio and the closing price on April 1, 2016 upon completion of the business combination. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

(2)

Accounts payable, accrued liabilities and other includes a liability of $2,131 relating to PSUs which were outstanding and not converted prior to the acquisition on April 1, 2016. The PSUs were converted into 211,442 commons shares of the Company during the three months ended June 30, 2016.

12	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Lake Shore Gold’s principal mining properties are its 100% owned Bell Creek and Timmins West gold mines (together the “Timmins mines”) located in northeastern Ontario, Canada (note 22).

Since the acquisition date of April 1, 2016, the revenues and net loss of Lake Shore Gold since April 1, 2016, the acquisition date, included in these consolidated financial statements are $39,127 and $(36,858), respectively. The net loss for the three months ended June 30, 2016 includes the impact of the non-cash loss on redemption of the convertible debentures of $32,304. Total transaction costs incurred relating to the acquisition and included in general and administrative expenses for the three and six months ended June 30, 2016 are $10,339 and $11,021, respectively. Included in these transaction costs are 455,019 common shares of the Company issued with a value of $5,332.

Had the acquisition occurred on January 1, 2016, the total pro-forma consolidated revenues and net earnings of the Company for the six months ended June 30, 2016 would have been $406,209 and $29,731, respectively.

The acquisition supports the Company’s growth strategy by adding high-quality, high-margin operating assets which will increase the sustainable production level, contribute to cash flow and diversify the Company’s operations.

Convertible Debentures

Lake Shore Gold had outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which were governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016. On April 1, 2016, as a result of the completion of Tahoe’s acquisition of Lake Shore Gold, Lake Shore Gold gave notice of its offer to purchase in exchange for Tahoe Shares, all of its outstanding Debentures at 100% of the principal amount plus accrued and unpaid interest (the “Change of Control Offer”).

Concurrently with the Change of Control Offer, Lake Shore Gold gave notice of its election to redeem the Debentures on May 16, 2016 at a price equal to their principal amount plus accrued and unpaid interest. Lake Shore Gold elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures. The number of Tahoe Shares to be issued was determined by dividing the aggregate principal amount of the outstanding Debentures redeemed by 95% of the volume weighted average trading price of Tahoe Shares for the 20 trading days ended on and including May 9, 2016.

Debentureholders maintained the right to convert the Debentures at any time prior to 5:00 pm (Toronto time) on May 13, 2016 at a conversion price of CAD$9.5433 per Tahoe Share, being a conversion rate of 104.7856 Tahoe Shares per $1,000 principal amount of the Debentures. An aggregate of 10,611,411 Tahoe Shares were issued pursuant to the exercise of conversion rights available to the debentureholders. The Debentures remaining outstanding after voluntary conversions were redeemed by Lake Shore Gold on May 16, 2016 for an aggregate of 122,264 Tahoe Shares, and the Debentures were delisted from trading on the Toronto Stock Exchange at the close of business that day. During the three months ended June 30, 2016, a non-cash loss of $32,304 was recognized on the redemption of the Lake Shore Gold convertible debentures as a result of the appreciation of Tahoe’s share price between the closing price on April 1, 2016 and completion of the redemption on May 16, 2016.

Condensed Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

7.	CASH AND CASH EQUIVALENTS

	June 30,	December 31,
	2016	2015
Cash	$151,180	$108,140
Cash equivalents	527	527
	$151,707	$108,667

8.	TRADE AND OTHER RECEIVABLES

	June 30,	December 31,
	2016	2015
Trade receivables	$36,535	$17,239
Sales tax receivable	30,239	23,935
Other	1,393	2,060
	$68,167	$43,234

14	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

9.	INVENTORIES

	June 30,	December 31,
	2016	2015
Supplies	$53,975	$41,658
Stockpile	6,352	2,230
Work in process	26,562	17,228
Finished goods	16,575	8,964
	$103,464	$70,080

The cost of inventories recognized as an expense for the three and six months ended June 30, 2016 was $128,983 and $205,586, respectively (three and six months ended June 30, 2015: $99,940 and $133,209, respectively) and is included in total operating costs.

10.	MINERAL INTERESTS

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2016	$714,011	$736,408	$596,077	$2,046,496
Acquired mineral interests(1)(2)	372,434	140,611	174,747	687,792
Additions	29,531	2,770	58,910	91,211
Disposals	-	-	(3,047)	(3,047)
Transfers(3)	444,042	(444,042)	-	-
Change in reclamation provision	14,404	-	-	14,404
Balance at June 30, 2016	$1,574,422	$435,747	$826,687	$2,836,856
Accumulated Depreciation and Depletion
Balance at January 1, 2016	$(169,160)	$(121,000)	$(81,824)	$(371,984)
Additions	(31,460)	-	(26,660)	(58,120)
Disposals		-	1,995	1,995
Transfers(3)	(121,000)	121,000	-	-
Balance at June 30, 2016	$(321,620)	$-	$(106,489)	$(428,109)
Carrying Amount at June 30, 2016	$1,252,802	$435,747	$720,198	$2,408,747

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2015	$551,787	$27,257	$317,691	$896,735
Acquired mineral interests(4)(5)	136,006	668,316	206,948	1,011,270
Additions	20,201	31,961	72,467	124,629
Disposals	-	-	(1,029)	(1,029)
Change in reclamation provision	6,017	8,874	-	14,891
Balance at December 31, 2015	$714,011	$736,408	$596,077	$2,046,496
Accumulated Depreciation and Depletion
Balance at January 1, 2015	$(25,949)	$-	$(42,044)	$(67,993)
Additions	(44,211)	-	(40,734)	(84,945)
Impairment	(99,000)	(121,000)	-	(220,000)
Disposals	-	-	954	954
Balance at December 31, 2015	$(169,160)	$(121,000)	$(81,824)	$(371,984)
Carrying Amount at December 31, 2015	$544,851	$615,408	$514,253	$1,674,512

(1)	Acquired mineral interests relate to the acquisition of Lake Shore Gold on April 1, 2016.
(2)	Non-depletable mineral interests acquired in 2016 as part of the acquisition of Lake Shore Gold include the Whitney, Fenn-Gib and Juby projects and other exploration potential.
(3)

Upon declaration of commercial production on May 1, 2016, the carrying value of mineral interests and the impairment associated with the Shahuindo project included in non-depletable mineral interests was transferred to depletable mineral interests.

(4)	Acquired mineral interest relate to the acquisition of Rio Alto on April 1, 2015.
(5)	Non-depletable mineral interests acquired in 2015 include the La Arena sulfide project, the Shahuindo project and other exploration potential.

Condensed Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

A summary by segment of the4carrying amount of mineral interests is as follows:

	Mineral Interests
		Non-	Plant &	June 30,	December 31,
	Depletable	Depletable(2)	Equipment	2016	2015
Escobal	$518,526	$27,264	$265,536	$811,326	$813,883
La Arena	33,863	213,601	169,835	417,299	430,557
Shahuindo	324,436	53,000	102,808	480,244	430,072
Timmins mines(1)	375,977	141,882	182,019	699,878	-
	$1,252,802	$435,747	$720,198	$2,408,747	$1,674,512

(1)	The Timmins mines were acquired on April 1, 2016 as part of the Lake Shore Gold acquisition and are therefore not included in the carrying amounts at December 31, 2015.
(2)	Non-depletable mineral interests include exploration and evaluation projects.

a)	Goodwill

Goodwill typically arises on the Company’s business combinations due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

The carrying amount of goodwill has been allocated to the following cash generating units and is included in the respective operating segment assets:

	La Arena	Timmins
	Sulfide	Mines(1)	Total
January 1, 2015	$-	$-	$-
Additions	57,468	-	57,468
December 31, 2015	$57,468	$-	$57,468
Additions	-	129,908	129,908
June 30, 2016	$57,468	$129,908	$187,376

(1)

The allocation of goodwill associated with the acquisition of Lake Shore Gold has not yet been finalized and for the purposes of this table, it has been allocated 100% to the Timmins mines until an appropriate allocation has been determined.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		June 30,	December 31,
	Notes	2016	2015
Trade payables		$59,074	$45,079
Accrued trade, royalty and other payables		37,235	36,881
Accrued payroll and related benefits	18c	14,403	17,788
		$110,712	$99,748

16	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

12.	DEBT

	June 30,	December 31,
	2016	2015
Beginning balance	$35,000	$49,804
Borrowings/additions (b)	35,000	35,000
Repayments (a)	(35,000)	(50,000)
Commitment fees and other	-	196
	$35,000	$35,000

a)	Loan

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired debt in the form of a $35,000 credit facility agreement (the “Loan”). The funds were used for general working capital purposes. As security for the Loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba S.A.C. and the rights of collection of future cash flows derived from metal sales at the La Arena mine.

The Loan had an original one-year term, maturing June 16, 2015 and bearing interest at 30-day LIBOR plus 2.60% . Upon maturity, the loan was extended by an additional nine months to March 16, 2016 and was further amended to reflect a maturity date of April 16, 2016. All other terms remained per the original contract.

On April 8, 2016, the Loan was repaid using the proceeds of a new credit facility (note 12b)).

b)	Credit facility

On April 8, 2016, the Company signed a credit agreement with an international bank for a credit facility (the “Facility”) for an aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. This rate will reset on October 11, 2016. The Facility has a 2-year term, maturing April 9, 2018.

On April 8, 2016, proceeds from the Facility were used to repay the $35 million Loan which was acquired as part of the acquisition of Rio Alto on April 1, 2015.

c)	Revolving credit facility

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is based on the Company’s consolidated net leverage ratio.

Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $210 and $410 for the three and six months ended June 30, 2016 (three and six months ended June 30, 2015: $nil). The term for the Revolving Facility is 3 years. Proceeds from the Facility may be used for general corporate purposes.

As at June 30, 2016, the Company had not drawn on the Facility or the Revolving Facility. The Company is currently in compliance with all covenants associated with the Revolving Facility.

13.	LEASE OBLIGATIONS

	June 30,	December 31,
	2016	2015
Beginning balance	$13,862	$-
Additions(1)	22,729	20,016
Payments	(5,826)	(5,729)
Accrued interest	247	159
Foreign exchange gain	946	(584)
Ending balance	$31,958	$13,862

(1)

Current year additions include $16,589 related to finance leases acquired as a result of the Lake Shore Gold business combination on April 1, 2016 and $6,140 in additions during the three months ended June 30, 2016. Prior year additions include $19,340 related to a sale-leaseback transaction and $676 in other finance leases.

Condensed Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

	June 30,	December 31,
	2016	2015
Current portion	$17,083	$6,151
Non-current portion	14,875	7,711
	$31,958	$13,862

As part of the acquisition of Lake Shore Gold on April 1, 2016, the Company acquired finance lease obligations related to equipment and vehicles, expiring between 2016 and 2018 with interest rates between 0.9% and 6.85% . The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases for a nominal amount. The Company’s obligations under the finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

In addition to the finance leases acquired as part of the Lake Shore Gold acquisition, the Company also acquired a finance lease obligation in the form of a sale-leaseback transaction whereby the Company sold certain mobile equipment for CAD$7,300 and leased them back for a period of 36 months. The sale-leaseback bears interest at 3.7% and is paid through 12 quarterly instalments of principal and interest with the final payment due on October 1, 2016. The Company has the option to purchase all the equipment at a price equal to its fair value but not less than CAD$730 and not more than CAD$1,460.

14.	RECLAMATION PROVISION

	June 30,	December 31,
	2016	2015
Balance, beginning of the period	$39,524	$3,529
Accretion expense	1,248	1,003
Additions to reclamation provision(1)	5,939	28,975
Revisions in estimates and obligations	14,069	6,017
Ending balance	$60,780	$39,524

(1)

Current year additions relate to the Timmins mines acquired as a result of the Lake Shore Gold business combination on April 1, 2016. Prior year additions relate to the La Arena and Shahuindo mines as a result of the acquisition of Rio Alto on April 1, 2015.

The Company’s environmental permits require that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligations arising from its activities to June 30, 2016 to be $60,780 (December 31, 2015: $39,524).

In determining the discount rate to be used in the calculation of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place.

The present value of the combined future obligation has increased by $14,403 during 2016 (December 31, 2015: $6,017) as a result of the impact of the change in estimates in mine life, estimated reclamation costs, discount and inflation rates and the addition of reclamation provisions related to the Timmins mines as a result of the acquisition of Lake Shore Gold.

15.	REVENUES

	Three Months Ended		Six Months Ended
		June 30,		June 30,
	2016	2015	2016	2015
Silver	$93,007	$54,707	$161,632	$129,768
Gold	127,274	72,827	184,116	75,419
Lead	2,330	2,420	4,492	4,794
Zinc	5,640	3,858	10,144	9,113
	$228,251	$133,812	$360,384	$219,094

18	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

a)	Concentrate revenues

The Company has contracts with a number of customers for its concentrate sales. For the three and six months ended June 30, 2016, the Company’s top four concentrate customers account for 98% of concentrate revenues (three and six months ended June 30, 2015: top three customers accounted for 97% and 87%, of concentrate revenues, respectively). The concentrate revenues by customer for the three and six months ended June 30, 2016 are 27%, 26%, 26% and 19% and 35%, 25%, 24% and 14%, respectively (three and six months ended June 30, 2015: 49%, 32% and 17% and 42%, 29% and 17%). During the three and six months ended June 30, 2016 and 2015, no other customer accounted for more than 10% of concentrate sales.

b)	Doré revenues

The Company has contracts with customers for its doré sales. The Company’s top two doré customers account for 100% of doré revenues for the three and six months ended June 30, 2016 (three and six months ended June 30, 2015: one customer accounted for 100% of doré revenue). For the three and six months ended June 30, 2016, doré sales comprised 98% and 97% of total gold sales. The doré revenues by customer for the three and six months ended June 30, 2016 are 67% and 31% and 76% and 21%, respectively (three and six months ended June 30, 2015: 100% and 100%, respectively). During the three and six months ended June 30, 2016 and 2015, no other customer accounted for more than 10% of concentrate or doré sales.

The Company has determined that the loss of any single customer or curtailment of purchases by any one customer would not have a material adverse effect on the Company’s results of operations, financial condition and cash flows due to the nature of the refined metals market.

Condensed Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

16.	PRODUCTION COSTS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Consumption of raw materials and consumables	$43,561	$31,671	$71,560	$51,704
Salaries and benefits	23,027	13,862	34,618	19,443
Contractors and outside services	23,988	16,463	41,565	21,208
Other expenses	5,844	2,100	8,410	2,869
Changes in inventory	(4,177)	14,412	(4,899)	7,228
	$92,243	$78,508	$151,254	$102,452

17.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Salaries and benefits	$2,614	$3,325	$5,658	$6,287
Share-based payments	2,942	2,563	4,604	3,126
Consulting and professional fees	4,155	1,647	4,892	2,647
Transaction costs (note 6)	10,339	5,729	11,021	5,729
Administrative and other	2,599	1,798	4,353	3,086
	$22,649	$15,062	$30,528	$20,875

18.	SHARE-BASED PAYMENTS AND OTHER RELATED INFORMATION

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company’s share-based compensation arrangements are denominated in CAD and include Tahoe Share Plan Options, the Rio Alto replacement options issued on April 1, 2015 upon completion of the acquisition of Rio Alto and the Lake Shore Gold replacement options issued on April 1, 2016 upon completion of the acquisition of Lake Shore Gold (combined the “Share Options”), as well as Deferred Share Awards (“DSAs”), Restricted Share Awards (“RSAs”) and Share Appreciation Rights (“SARs”) (collectively referred to as the “Share Plan”).

At June 30, 2016, the Company has the following share-based payment arrangements:

a)	Share Options

The Share Plan entitles key management personnel, senior employees, and consultants to the option to purchase shares in the Company. Under the terms of this program, Share Options are exercisable at the market close price of the Company’s shares on the day prior to the grant date. The Share Options vest based on vesting terms set by the Compensation Committee of the Board of Directors. The Share Options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.

20	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The number and weighted average exercise price in CAD of Share Options outstanding at June 30, 2016 and December 31, 2015 are as follows:

	Weighted average	Number of
	exercise price	Share Options
Outstanding at January 1, 2015	$14.49	1,547,659
Granted	12.97	4,561,579
Exercised	8.80	(1,561,218)
Forfeited	16.91	(264,000)
Expired	12.62	(215,563)
Outstanding at December 31, 2015	14.92	4,068,457
Granted	9.02	2,888,876
Exercised	8.61	(2,497,908)
Expired	17.05	(545,957)
Outstanding at June 30, 2016(1)	$14.29	3,913,468

(1)

Includes the replacement options granted on April 1, 2016 as a result of the acquisition of Lake Shore Gold (note 6) and the replacement options granted on April 1, 2015 as a result of the acquisition of Rio Alto which were unexercised as at June 30, 2016.

The following table summarizes information about share options outstanding and exercisable at June 30, 2016 (exercise range and prices in CAD):

		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
Exercise price		exercise	remaining		exercise	remaining
range	Outstanding	price	life (years)	Exercisable	price	life (years)
$ 2.80-12.19	304,391	$7.87	2.21	304,391	$7.87	2.21
$12.20-12.57	1,081,000	$12.38	4.68	-	$-	-
$12.58-14.93	688,276	$13.08	2.04	502,276	$13.11	1.04
$14.94-15.68	959,000	$15.68	3.77	301,000	15.68	3.77
$15.69-23.68	880,801	$18.28	1.57	823,801	$18.09	1.46
	3,913,468	$14.29	3.10	1,931,468	$14.81	1.83

During the three and six months ended June 30, 2016, 2,283,761 and 2,497,908 share options were exercised and the cash proceeds received were $13,923 and $15,488, respectively, (three and six months ended June 30, 2015: 1,154,813 and 1,171,250 share options exercised for cash proceeds of $8,584 and $8,668, respectively). Of the shares exercised, 95,041 were issued in July 2016 and are therefore excluded from total shares outstanding.

During the three and six months ended June 30, 2016, the Company recorded $1,123 and $1,903, respectively, of compensation expense relating to Share Options in general and administrative expenses (three and six months ended June 30, 2015: $905 and $1,025, respectively).

b)	DSAs and RSAs

The Share Plan permits DSAs and RSAs (collectively referred to as “Share Awards”) to be issued to key management personnel and senior employees. Upon vesting, shares in the Company are issued at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

i.	DSAs

The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors and can therefore vary grant to grant. In general, however, DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date (the “general DSA vesting terms”).

The number of DSAs outstanding at June 30, 2016 and December 31, 2015 is as follows:

Outstanding at January 1, 2015	285,667
Granted	219,000
Shares issued	(140,667)
Cancelled/forfeited	(14,000)
Outstanding at December 31, 2015	350,000
Granted	324,000
Shares issued	(169,000)
Outstanding at June 30, 2016	505,000

Condensed Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

There were 324,000 DSAs granted during the three and six months ended June 30, 2016, respectively, with a weighted average fair market value of CAD$13.02 (three and six months ended June 30, 2015: 219,000 DSAs granted with a weighted average fair market value of CAD$15.68) .

During the three and six months ended June 30, 2016, 124,000 and 169,000 DSAs vested and common shares of the Company were issued to the recipients under the provisions of the Share Plan. As a result $2,145 and $2,766, respectively, was transferred to share capital from share based payments reserve (three and six months ended June 30, 2015: 64,000 and 137,667 DSAs vested, respectively, and $1,363 and $2,938, respectively, was transferred to share capital).

During the three and six months ended June 30, 2016, the Company recorded $717 and $1,421 of compensation expense relating to DSAs in general and administrative expenses (three and six months ended June 30, 2015: $715 and $1,381, respectively).

ii.	RSAs

The RSAs vest immediately on the grant date and are issued at that time. Consequently, there are no RSAs outstanding at June 30, 2016 and December 31, 2015.

The Company granted 60,000 RSAs during the three and six months ended June 30, 2016 (three and six months ended June 30, 2015: 52,500) for total compensation expense of $787 (three and six months ended June 30, 2015: $730) which was recorded in general and administrative expenses.

c)	SARs

The Company grants SARs to employees that entitle the employees to a cash settlement. The amount of the cash settlement is determined based on the difference between the strike price and the closing share price of the Company on the exercise date. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to the cash settlement, unvested and vested SARs are valued using the Black-Scholes Model.

22	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The number of SARs outstanding and exercisable at June 30, 2016 and December 31, 2015 is as follows:

Number of SARs
Outstanding at January 1, 2015	73,000
Issued	30,000
Exercised	(60,000)
Outstanding at December 31, 2015	43,000
Issued	135,000
Exercised	(11,000)
Outstanding at June 30, 2016	167,000

Exercisable at December 31, 2015	2,000
Exercisable at June 30, 2016	24,000

At June 30, 2016, vested SARs had a weighted average intrinsic value of CAD$2.41 per share (December 31, 2015: CAD$(5.36)) and the Company has recognized other current and non-current liabilities for SARs of $351 and $113, respectively (December 31, 2015: $32 and $9, respectively).

During the three and six months ended June 30, 2016, the Company recorded $316 and $493, respectively, of compensation expense relating to SARs in general and administrative expenses (three and six months ended June 30, 2015: $214 and $(10), respectively).

The following table summarizes information about SARs outstanding and exercisable at June 30, 2016 (grant price range in CAD):

		Exercised/
Grant price range	Issued	Cancelled	Outstanding	Exercisable
$6.40-12.87	407,000	(270,000)	137,000	20,000
$13.35-16.57	65,000	(60,000)	5,000	1,000
$18.00-23.31	102,500	(77,500)	25,000	3,000
	574,500	(407,500)	167,000	24,000

d)	Inputs for measurement of fair values

The grant date fair values of Share Options are measured based on the Black-Scholes Model. There were 1,807,876 and 2,888,876 Share Options granted during the three and six months ended June 30, 2016, respectively (three and six months ended June 30, 2015: 4,537,579).

The weighted average inputs used and grant date fair values of Share Options granted during the three and six months ended June 30, 2016 and 2015 are as follows:

	Three Months Ended June 30,		Six months Ended June 30,
	2016	2015	2016	2015
Share price	$12.66	$14.46	$12.55	$14.46
Exercise price	$6.96	$12.85	$8.88	$12.85
Expected volatility(1)	52%	48%	51%	48%
Expected life (years)	2.67	2.03	2.80	2.03
Expected dividend yield	2.39%	2.06%	2.44%	2.06%
Risk-free interest rate	0.57%	0.50%	0.57%	0.50%
Pre-vest forfeiture rate	4.02%	-	4.05%	-
Fair value	$6.47	$4.35	$5.52	$4.35

(1)	The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common shares on the Toronto Stock Exchange.

The weighted average inputs used and grant date fair values of SARS granted during the three and six months ended June 30, 2016 and 2015 are as follows:

Condensed Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

	June 30,	June 30,
	2016	2015
Share price	$12.64	$9.89
Exercise price	$12.38	$10.30
Expected volatility	52%	52%
Expected life (years)	5.00	5.00
Risk-free interest rate	0.61%	0.68%
Fair value	$5.74	$4.29

The fair value of SARs has been re-measured at June 30, 2016. Expected volatility, interest rate and share price have been updated with changes in the fair value being recognized in earnings or loss during the period.

The weighted average inputs used in the re-measurement of the fair value (CAD) of the SARs are as follows:

	June 30,	June 30,
	2016	2015
Share price	$19.35	$15.14
Exercise price	$13.91	$14.88
Expected volatility	52%	53%
Expected life (years)	4.27	2.22
Expected dividend yield	-%	1.98%
Risk-free interest rate	0.56%	0.67%
Fair value	$9.95	$6.53

e)	Authorized share capital

The Company’s authorized share structure is as follows:

•	Unlimited number of authorized common shares without par value;
•	Common shares are without special rights or restrictions attached;
•	Common shares have voting rights; and
•	Common shareholders are entitled to receive dividend payments.

At June 30, 2016, there were 310,673,313 common shares of the Company issued and outstanding (December 31, 2015: 227,401,681). Refer to note 6 for a description of the increase in common shares outstanding.

24	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

19.	INCOME TAX EXPENSE

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Current income tax expense
Current period	$18,668	$15,503	$32,121	$22,251
Deferred tax benefit
Origination and reversal of temporary differences	224	(4,016)	(3,401)	(4,833)
Income tax expense	$18,892	$11,487	$28,720	$17,418

a)	Income tax reconciliation

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Three Months Ended		Six Months Ended
		June 30,		June 30,
	2016	2015	2016	2015
Earnings before income taxes	$35,634	$2,148	$83,270	$39,969
Statutory tax rate	26.00%	26.00%	26.00%	26.00%
Income tax expense	9,265	558	21,650	10,392
Reconciling items:
Difference between statutory and foreign tax rates	(1,420)	4,070	(2,056)	(2,286)
Non-deductible share-based payments	189	531	359	1,027
Impact of foreign exchange on deferred income tax assets and liabilities	(1,186)	-	(4,702)	-
Non-deductible expenses	16,152	1,309	16,687	2,379
Change in unrecognized deferred tax assets	(1,516)	3,270	(626)	3,541
Effect of other taxes paid	-	1,684	-	2,251
Other	(2,592)	65	(2,592)	114
Income tax expense	$18,892	$11,487	$28,720	$17,418

20.	EARNINGS (LOSS) PER SHARE

	Three Months Ended June 30, 2016			Three Months Ended June 30, 2015
		Weighted			Weighted
		average			average
	Net	shares	Earnings		shares	Loss per
	Earnings	outstanding	per share	Net Loss	outstanding	share
Basic EPS(1)	$16,742	305,984,711	$0.05	$(9,339)	226,509,658	$(0.04)
Effect of dilutive securities:
Share options	-	188,861		-	-	-
Diluted EPS	$16,742	306,173,572	$0.05	$(9,339)	226,509,658	$(0.04)

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 505,000 DSAs (three months ended June 30, 2015: 353,000 DSAs).

At June 30, 2016, 3,913,468 Shares Options and 505,000 Share Awards were outstanding of which 368,119 and nil, respectively, for the three months ended June 30, 2016 were anti-dilutive (three months ended June 30, 2015: 4,837,988 and 353,000, respectively) because the underlying exercise prices exceeded the average market price for the three months ended June 30, 2016 of CAD$16.41 (three months ended June 30, 2015: CAD$15.90) .

Condensed Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

	Six Months Ended June 30, 2016			Six Months Ended June 30, 2015
		Weighted			Weighted
		average			average
	Net	shares	Earnings	Net	shares	Earnings
	Earnings	outstanding	per share	Earnings	outstanding	per share
Basic EPS(1)	$54,550	267,333,149	$0.20	$22,551	187,396,606	$0.12
Effect of dilutive securities:
Share options	-	235,383	-	-	411,436	-
Diluted EPS	$54,550	267,568,532	$0.20	$22,551	187,808,042	$0.12

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 505,000 DSAs (six months ended June 30, 2015: 353,000 DSAs).

At June 30, 2016, 3,913,468 Shares Options and 505,000 Share Awards were outstanding of which 248,314 and nil, respectively for the six months ended June 30, 2016 were anti-dilutive (six months ended June 30, 2015: 157,140 and 353,000, respectively) because the underlying exercise prices exceeded the average market price for the six months ended June 30, 2016 of CAD$14.22 (six months ended June 30, 2015: CAD$16.42) .

During the three and six months ended June 30, 2016, the Company declared and paid to its shareholders dividends of $0.02 per common share per month, for total dividends of $18,419 and $32,076, respectively (three and six months ended June 30, 2015: $13,589 and $22,450, respectively).

Subsequent to June 30, 2016, the Company declared and paid dividends of $0.02 per common share for the month of July for total dividends paid of $6,219. The Company declared and made payable dividends of $0.02 per common share for the month of August for total expected dividends payable of approximately $6,200.

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Trade and other receivables	$(25,600)	$(7,228)	$(13,055)	$(13,133)
Inventories	(16,442)	14,756	(21,245)	5,793
Other current assets	(1,351)	902	(956)	1,259
Other non-current assets	(2,949)	(1,713)	(17,388)	(2,871)
Accounts payable and accrued liabilities, and other non-current liabilities	(15,706)	10,193	(36,312)	9,569
Changes in working capital	$(62,048)	$16,910	$(88,956)	$617

22.	SEGMENTED INFORMATION

The operating and financial results of individual operating segments are reviewed by the Company’s chief operating decision maker (“CODM”) in order to make decisions about the allocation of resources and to assess their performance. The CODM determined that for review, an operating segment must be one whose principal business activities are the operation of mineral properties for the mining of precious metals and the acquisition, exploration and development of mineral interests.

Due to the acquisition of Lake Shore Gold during the three months ended June 30, 2016 and the commencement of commercial production at Shahuindo on May 1, 2016, the CODM reassessed the operating segments as reported at December 31, 2015 and determined that the significant additions to operations during the period would be reviewed and evaluated separately and would therefore be reported as individual operating segments. At December 31, 2015, the Company’s operating segments included a silver segment (the Escobal mine) and a gold segment (the La Arena mine). At June 30, 2016, the reportable operating segments now include Escobal, La Arena, Shahuindo and the Timmins mines.

Revenues generated from the sale of silver in concentrate are from the Company’s Escobal mine in Guatemala. Revenues generated from the sale of gold in doré are generated at the La Arena and Shahuindo mines in Peru and the Timmins mines in Canada. Mineral interests, plant and equipment are situated in Guatemala, Peru and Canada.

26	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Substantially all of the cash and cash equivalents are denominated in United States dollars and are held in Canada and Peru. The corporate office located in Reno, Nevada, USA, provides financial, human resource and technical support to the mining and exploration activities.

Significant information relating to the Company’s reportable operating segments as at and for the three and six months ended June 30, 2016 is summarized as follows:

	June 30, 2016 (1)(2)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Mineral Interests and plant and equipment	$811,326	$417,299	480,244	$699,878	$2,408,747
Goodwill	-	57,468	-	129,908	187,376
Total Assets	994,829	528,123	560,942	897,846	2,981,740
Total Liabilities	$10,770	$62,335	260,063	$111,491	$444,659

	Three Months Ended June 30, 2016 (1)(2)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	$103,658	$63,926	21,540	$39,127	$228,251
Production costs	30,328	35,211	6,143	20,561	92,243
Royalties	8,346	-	-	891	9,237
Depreciation and depletion	15,085	7,955	1,983	11,717	36,740
Mine operating earnings	49,897	20,761	13,414	5,959	90,031
Capital expenditures(3)	$7,295	$7,899	14,087	$35,754	$65,035

	Six Months Ended June 30, 2016 (1)(2)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	$181,826	$117,891	$21,540	$39,127	$360,384
Production costs	62,942	61,608	6,143	20,561	151,254
Royalties	9,265	-	-	891	10,156
Depreciation and depletion	28,057	12,575	1,983	11,717	54,332
Mine operating earnings	81,561	43,708	13,414	5,959	144,642
Capital expenditures(3)	$12,588	$13,091	$29,778	$35,754	$91,211

(1)	The Timmins mines were acquired on April 1, 2016 as part of the Lake Shore Gold acquisition. Results of operations are not included prior to April 1, 2016.
(2)	Shahuindo declared commercial production effective May 1, 2016. All pre-operating revenues from production at Shahuindo have been credited against construction capital through April 30, 2016.
(3)	Capital expenditures in the Timmins mines segment includes the acquisition of the 2% net smelter return (“NSR”) royalty related to production at the Bell Creek mine for $12,500.

Condensed Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Significant information relating to the Company’s reportable operating segments as at December 31, 2015 and for the three and six months ended June 30, 2015 is summarized as follows:

	December 31, 2015 (1)(2)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Mineral Interests and plant and equipment	$813,883	$335,372	$525,257	$-	$1,674,512
Goodwill	-	57,468	-	-	57,468
Total Assets	970,726	891,589	140,146	-	2,002,461
Total Liabilities	$35,759	$140,113	$162,558	$-	$338,430

	Three Months Ended June 30, 2015 (1)(2)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	$62,615	$71,197	$-	$-	$133,812
Production costs	34,066	44,442	-	-	78,508
Royalties	14,176	-	-	-	14,176
Depreciation and depletion	12,889	8,543	-	-	21,432
Mine operating earnings	1,484	18,212	-	-	19,696
Capital expenditures	$8,480	$7,387	$16,687	$-	$32,554

	Six Months Ended June 30, 2015 (1)(2)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	$147,897	$71,197	$-	$-	$219,094
Production costs	58,010	44,442	-	-	102,452
Royalties	21,173	-	-	-	21,173
Depreciation and depletion	22,214	8,543	-	-	30,757
Mine operating earnings	46,500	18,212	-	-	64,712
Capital expenditures	$16,353	$12,728	$28,915	$-	$57,996

(1)	The Timmins mines were acquired on April 1, 2016 as part of the Lake Shore Gold acquisition. Results of operations are not included prior to April 1, 2016.
(2)	La Arena and Shahuindo were acquired on April 1, 2015 as part of the Rio Alto acquisition. Results of operations of La Arena and Shahuindo are not included prior to April 1, 2015.
(3)	Shahuindo declared commercial production effective May 1, 2016. All pre-operating revenues from production at Shahuindo have been credited against construction capital through April 30, 2016.

28	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, trade and other receivables, VAT and other non-current receivables, other financial assets, accounts payable and accrued liabilities, debt and lease obligations, and are categorized as follows:

•

Cash and cash equivalents, restricted cash, trade and other receivables, VAT and other non-current receivables and other financial assets are classified as loans and receivables and are measured at amortized cost;

•	Trade and other receivables, which are subject to provisional pricing adjustments, and currency swaps are measured at FVTPL; and
•	Accounts payable and accrued liabilities, debt and lease obligations are classified as other financial liabilities.

Fair value (“FV”) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.

Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At June 30, 2016 and December 31, 2015, the levels in the FV hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the statement of financial position at fair value are categorized as follows:

	June 30, 2016			December 31, 2015
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments(1)	$847	$-	$-	$544	$-	$-
Provisionally priced trade receivables	-	25,552		-	17,239	-
Currency swap(2)	-	-	1,675	-	-	2,742
	$847	$25,552	$1,675	$544	$17,239	$2,742

(1)	Investments are included in other current assets.
(2)	The currency swap is included in other non-current liabilities.

The carrying value of cash and cash equivalents, restricted cash, VAT and other non-current receivables, accounts payable and accrued liabilities, debt and lease obligations approximate their fair value given the short term to maturity.

There were no transfers between Level 1 and Level 2 during the three and six months ended June 30, 2016. There were no financial instruments at Level 3 for any of the periods presented.

24.	FINANCIAL RISK MANAGEMENT

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

Condensed Interim Consolidated Financial Statements	29

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

a)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables and cash and cash equivalents.

There has been no significant change to the Company’s exposure to credit risk since December 31, 2015 and the Company deems this risk to be minimal.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

There has been no significant change to the Company’s exposure to liquidity risk since December 31, 2015 and the Company deems this risk to be minimal.

The Company’s financial liabilities at June 30, 2016 include accounts payable and accrued liabilities, all of which are due within a year. The other non-current liabilities consist of the non-current portion of the SARs and severance provisions related to the Lake Shore acquisition.

The Company’s significant undiscounted commitments at June 30, 2016 are as follows:

				June 30,	December 31,
				2016	2015
	1 year	2-5 years	5+ years	Total	Total
Accounts payable and accrued liabilities and other current liabilities	$110,712	$-	$-	$110,712	$99,748
Debt	35,000	-	-	35,000	35,000
Income tax payable	9,061	-	-	9,061	9,981
Lease and contractual agreements	17,083	14,875	-	31,958	9,477
Commitments to purchase equipment, services, materials and supplies	44,167	2,533	-	46,700	85,230
Other non-current liabilities	-	11,064	-	11,064	5,674
Reclamation provision	-	1,064	98,070	99,134	69,401
	$216,023	$29,536	$98,070	$343,629	$314,511

30	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

c)	Market Risk

The Market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

i.	Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents, VAT receivable and accounts payable that are denominated in a currency other than the USD.

There has been no significant change to the Company’s exposure to foreign exchange risk since December 31, 2015 and the Company deems this risk to be minimal.

ii.	Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At June 30, 2016, the Company’s interest-bearing financial instruments are related to cash and cash equivalents, the Facility and finance leases. There has been no significant change to the Company’s exposure to interest rate risk since December 31, 2015 and the Company deems this risk to be minimal.

iii.	Price Risk

Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. There has been no significant change to the Company’s exposure to price risk since December 31, 2015 and the Company deems this risk to be at an acceptable level and has entered into no hedging contracts.

25.	CAPITAL MANAGEMENT

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position.

The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the Facility and finance leases.

		June 30,	December 31,
	Notes	2016	2015
Shareholders’ equity		$2,537,081	$1,664,031
Debt	12	35,000	35,000
Lease obligations	13	31,958	13,862
		2,604,039	1,712,893
Less: cash and cash equivalents	7	(151,707)	(108,667)
Less: restricted cash		(4,758)	(2,500)
		$2,447,574	$1,601,726

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2015.

Condensed Interim Consolidated Financial Statements	31

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

26.	CONTINGENCIES

Due to the complexity and nature of the Company’s operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

27.	EVENTS AFTER THE REPORTING PERIOD

a)	Yamobamba sale-leaseback

On August 3, 2016, the Company terminated the currency swap associated with the La Ramada sale-leaseback for $1,938. On August 5, 2016, the Company terminated the lease for $10,828, including $251 in termination fees and on the same date, the Company repurchased the La Ramada substation under the terms of the lease agreement. The termination of the lease is expected to result in a loss of up to $4,000 during the three months ended September 30, 2016.

32	Tahoe Resources Inc.